Item 1	(a).	Ion Geophysical
Item 1	(b).	2105 CityWest BLVD, Suite 400
		Houston, TX 77042-2839

Item 2	(a).	GW Capital, Inc.
Item 2	(b).	10900 NE 8th St., Suite 1010
		Bellevue, WA 98004
Item 2	(c).	Not Applicable
Item 2	(d).	Common Stock
Item 2	(e).	462044108

Item 3		Investment Advisor registered under
		Section 203 of the Investment
		Advisors Act of 1940

Item 4	(a).	3,695,601
Item 4	(b).	3.1%
Item 4	(c).	(i)	2,743,447
		(ii)	0
		(iii)	3,695,601
		(iv)	0

Item 5	No longer a beneficial owner

Item 6	Not Applicable

Item 7	Not Applicable

Item 8	Not Applicable

Item 9	Not Applicable

Item 10	Not Applicable

After reasonable inquiry and to the best of my know-
Ledge and belief, I certify that the information set
Forth in the statement is true, complete and correct.

August 7, 2009

Guy Watanabe

Guy Watanabe President